Via EDGAR

October 13, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:	Tracey L. McNeil
Attorney- Advisor, Division of Corporation Finance

Dear Tracey McNeil:

Re:	Cedar Creek Mines Ltd. (the “Company”)
Registration Statement on Form S-1
File # 333-160552

We are counsel for the above-referenced Company and advise that the Company has now amended its registration statement on Form S-1 (the “Registration Statement”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated August 7, 2009 (the “SEC Letter”).

On behalf of the Company we confirm that we enclose two copies of the black-lined and comparative copy of amendment number 1 to the Registration Statement of the Company which indicates each of the revisions which have been made to the enclosed Registration Statement since the Company’s original Form S-1 filing on July 13, 2009.

The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments and indication of associated page numbers within the enclosed Registration Statement.  We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed black-lined Registration Statement, as delivered by courtesy copy, and may not directly correspond to the unmarked or Edgar versions thereof.

Cover Page

1.	The Staff comments have been noted and we confirm that the Company has made the corresponding changes wherever applicable in the Registration Statement.

2.
The Staff comments have been noted and the Company confirms that it will file a post-effective amendment to reflect the change to a market price when its shares of common stock begin trading on a market or exchange.  Please see pages iii and 13-14 of the black-lined Registration Statement.

Securities and Exchange Commission
October 13, 2009

Business Risks

3.	The Staff comments have been noted and we confirm that the Company has revised the disclosure accordingly. Please see pages 6 and 27 of the black-lined Registration Statement.

Selling Security Holders

4.
The Company determined that it is in the best interests of its stockholders to register all of its 969,000 shares of common stock which are not beneficially owned by the Company’s directors.  Please see page 16 of the black-lined Registration Statement.

Directors, Executive Officers, Promoters, and Control Persons

Directors and Officers

5.	The Staff comments have been noted and we confirm that the Company has fixed the number of directors at two and that there are two directors. See page 44 of the black-lined Registration Statement.

Background

6.
The Staff comments have been noted and we confirm that the Company has revised the disclosure of Guy Brusciano’s five year work history accordingly.  Please see pages 44-45 of the black-lined Registration Statement.

7.
The Staff comments have been noted and we confirm that the Company has revised the disclosure of Anthony Howland-Rose’s five year work history accordingly.  Please see page 45 of the black-lined Registration Statement.

Legal Proceedings

8.
The Staff comments have been noted and we confirm that the Company has revised the disclosure regarding the legal proceedings involving Guy Brusciano.  Please see pages 46-47 of the black-lined Registration Statement.

9.	The Staff comments have been noted and we confirm that the Company has revised the disclosure regarding legal proceedings accordingly. Please see pages 46-47 of the black-lined Registration Statement.

Management Agreements

10.
The Staff comments have been noted and we confirm that the Company has corrected the disclosure to indicate that subsequent to the Company entering into the management agreement with Guy Brusciano, he resigned as the Company’s Secretary.  Matthew Brusciano is the Company’s current Secretary.  The Company does not have any agreements with Matthew Brusciano relating to his role as the Company’s Secretary.  Please see page 49 of the black-lined Registration Statement.

Securities and Exchange Commission
October 13, 2009

Consolidated Financial Statements

11.	The Staff comments have been noted and we confirm that the Company has updated its financial statements and information for the fiscal year ended May 31, 2009.

We trust that each of the foregoing and the enclosed copies of the black-lined Registration Statement are clear and satisfy the comments of the Staff in the SEC letter.  However, should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

Yours very truly,

JENSEN LUNNY MACINNES
LAW CORPORATION
Per:

  /s/ Mike Shannon
MICHAEL T. SHANNON